Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

On September 17, 2018, Univar Inc. held an investor conference call regarding the proposed acquisition of Nexeo Solutions, Inc. The following is a transcript of the aforementioned investor conference call.

Operator:

Good afternoon, ladies and gentlemen, and welcome to the Univar Nexeo Acquisition Conference Call. My name is Cheryl (phon), and I will be your host Operator on this call. At this time, all participants are in a listen-only mode. After the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time. If at any time during the conference you need to reach an Operator, please press star, followed by zero.

I would now like to turn the meeting over to your host for today’s call, David Lim, Vice President of Corporate Development and Investor Relations at Univar. David, please go ahead.

David Lim:

Thank you, and good morning. Welcome to our conference call and webcast. This afternoon, we issued a press release announcing the signing of a definitive agreement for Univar to acquire Nexeo, along with a supplemental slide presentation. The slide presentation should be viewed, along with the news release, both of which have been posted on our website at univar.com, and on Nexeo’s website at nexeosolutions.com.

During our call today, David Jukes, Chief Executive Officer of Univar; Carl Lukach, Executive Vice President and Chief Financial Officer of Univar; and David Bradley, Chief Executive Officer, Nexeo Solutions, will provide comments on the transaction, followed by a Q&A session. When we get to the Q&A session, we ask that you limit yourself to one question and no more than one follow-up. We have allotted plenty of time for Q&A, but if we can’t get to everyone in the allotted time, we will be sure to reach out following the call.

As referenced on Slide 2, we may make statements about our estimates, projections, outlook, forecasts or expectations for the future. All such statements are forward-looking, and while they reflect our current estimates and expectations, they revolve risks and uncertainties and are not guarantees of future performance. Please see our SEC filings for a more complete listing of the risks and uncertainties inherent in our business and our expectations for the future.

With that, I’ll now turn the call over to David Jukes, Univar’s Chief Executive Officer, for his opening remarks.

David Jukes:

Thank you, David, and good afternoon, everyone. We’ve got some exciting news to share with you this afternoon, so thank you all for joining us with such short notice. As you’ve seen in our release, we’ve announced an agreement to acquire 100% of the outstanding shares of Nexeo Solutions in a transaction valued at $2 billion. This is a truly transformational deal full of exciting opportunities for the customers, suppliers, employees and investors of both Univar and Nexeo. Combined, we will drive growth and shareholder value with the largest North American sales force in chemical and ingredients distribution, the broadest product offering and most efficient supply chain network in the industry. We expect the transaction to be accretive to earnings and cash flow in the first full year post closing and we expect to drive our leverage ratio below three times by the end of the first full year post closing based on the strong expected free cash flow profile of the merged company.

As many of you know, our vision is to be the most valued chemical and ingredient distributor in the world through Commercial Greatness, Operational Excellence and One Univar. For almost two years now we’ve worked to change our culture and improve our commercial and operational execution to become a high performing, innovative growth company that can generate superior earnings and grow in any economic environment. I’m pleased to note the great progress we’ve made, as demonstrated by our seven consecutive quarters of Adjusted EBITDA growth.

As you can see on Slide 5, today’s agreement accelerates that transformation and moves us closer to our goal. At our Investor Day last year, we shared with you our plan to move from an organization with transactional sellers to a consultative value-based sales model, to move from a focus on selling high volume commodity products and treating our suppliers as vendors to a commercially savvy organization, selling differentiated products and services, as well as commodity chemicals and treating our suppliers as true partners. By acquiring Nexeo, a company that has a similar commercial organization, consultative approach and focus on differentiated products and profitable growth, we will augment the strides we’ve made within our own organization.

We’ve also talked with you over the last year about our plans to move from being lean to agile and fit, from being an organization with numerous uncoordinated facilities to one defined by a tailored, optimized supply chain. We’ve also told you that we’re highly focused on becoming a true industry leader by expanding our digital capabilities. Combining Nexeo’s network footprints and technology backbone with ours, we see even greater opportunities to drive efficiencies and operational excellence while improving our geographic coverage and service levels.

From a financial perspective, we have an opportunity to accelerate our earnings growth, while remaining disciplined with our capital structure. In one step, we believe this transaction advances our commercial and operational transformation, enabling us to capitalize fully on the opportunities generated by our large and growing market, while maintaining a strong balance sheet. Our confidence in the near-term value creation and longer-term prospects of this exciting combination comes from the capabilities of each of our companies.

With that, I’d like to invite David Bradley, Nexeo’s CEO, to give you a bit more detail about Nexeo’s strong and well respected business.

David Bradley:

Thank you, David. Let me start by saying that we have worked hard to become a major force in chemicals and plastics distribution. We view this transaction as the right next step at the right time for Nexeo, creating significant value for our shareholders, customers, suppliers and employees. We’re pleased to have structured a transaction that will allow us to continue to enhance our customer and supplier relationships and enable our stakeholders to participate in the growth potential of this exciting combination. For those of you who are not familiar with us, let me talk about with you a few highlights about our capability.

Nexeo is a significant North American chemicals and ingredients distributor and the largest North American plastics distributor. We are proud of our strong supplier relationships, which on average go back more than 20 years. These time-tested partnerships are the backbone of the business, as we operate as an extension of our suppliers’ brands generating demand and sustainable growth. We also have longstanding and diverse customer relationships, with our top five customers making up less than 10% of our chemical sales. We provide industry-leading service and see ourselves as a true solution provider to our valued customers. Importantly, our go-to-market strategy is a great strategic fit with Univar, which will support a smooth and seamless process for all of our customers as we integrate these two strong organizations.

Additionally, we have built a state-of-the-art scalable IT infrastructure, which improves customer service through inventory and asset tracking technology, as well as real-time online order management system. We believe our IT capabilities are both complementary to Univar’s and will be the foundation for a meaningful step change and acceleration in their digital platform.

As David mentioned, we have a strong global footprint with 50-plus facilities in North America and more than 30 in Europe and Asia. We operate a private fleet with about 350 tractors and more than 1,400 trailers in North America.

Finally, I’m delighted Nexeo’s shareholders will have the opportunity to receive an immediate cash return and also participate in the exciting future that we expect to create as one organization.

We have great confidence that the combined organizations will deliver immediate value and will also generate significant growth over the long term. This agreement with Univar is a testament to the quality of our brand, the capability we have built, and above all, the hard work and high-level commitment our employees continue to deliver each and every day.

Let me turn things back over to David to elaborate further on the strategic fit and future potential.

David Jukes:

Thanks, David. Turning to Slide 7, the combination of Univar and Nexeo is an ideal strategic fit. We intend to leverage the best of both companies, that’s the best capabilities, talent and resources, to enhance our ability to serve our customer and supplier partners and create the premier global chemistry and ingredients distributor.

There are four key value drivers in this transaction. I’d like to walk you through them.

First, this combination strengthens our capabilities and leverages our scale to drive growth. Nexeo’s talent pool, including consultative sellers, technical development specialists, and experienced drivers, are key assets we can leverage to expand our market reach and deliver superior service to our customers and supplier partners. It will help us to increase the number of touches with our customers and free up sellers to call on new accounts. Further, it will immediately broaden our product portfolio creating cross-selling opportunities by bringing additional brands and product lines to our combined customer base, and Nexeo brings capabilities in several target growth end markets, such as personal care, household and industrial cleaning and lubricants, where, together, we can deliver the expertise our customers are looking for.

Secondly, we see strong opportunities to optimize our supply chain and network and lower our transaction costs by rationalizing our footprint and leveraging our improved scale. We can improve by geographic coverage and capabilities while reducing costs. Our combined organization will have the capability to deliver industry-leading service to our customers and superior market access and growth for our supplier partners.

Third, acquiring Nexeo accelerates our digital journey. Over recent years, Nexeo has invested heavily in the state-of-the-art ERP platform, the architecture of which is almost identical to Univar’s IT infrastructure in EMEA. This is a platform we know and understand very well. By integrating Univar’s leading e-commerce and digital capabilities with Nexeo’s financial systems and ERP platform, we will reduce overall technology investments and spending. We’ll improve customer service in areas such as inventory and order management and provide opportunities for digitization across additional operating processes.

Finally, as we began exploring the combination of our two businesses, I was surprised at just how similar our cultures are. Both organizations have a profitability mindset and we share core values, like safety, sustainability and innovation. In addition, we have a common organizational structure and complementary go-to-market strategies, all of which provide a strong foundation for a smooth and successful integration.

Slide 8 showed you that the combined company is expected to be an industry leader poised for superior growth and value creation. The combination increases our North American chemical sales force, that’s U.S. and Canada, by 45% to just under a thousand sellers, and increases our fleet of trucks by 46% providing the resources to deliver faster growth and better service for our customers and supplier partners. By leveraging these assets and capabilities over an optimized supply chain and network with enhanced digital capabilities, we can provide an even more compelling value proposition to our customers and supplier partners.

Now, I’d like to ask our CFO, Carl Lukach, to walk you through the transaction details. Carl?

Carl Lukach:

Thank you, David. We’ve summarized on Slide 9 the relevant transaction details. The purchase price is $2 billion, representing 9.4 times consensus 2018 EBITDA, and taking into account our expected synergies of $100 million per year by year three, it equates with a multiple of 6.5 times. Nexeo’s shareholders will receive cash and stock consideration, representing an aggregate implied value of $11.65 per Nexeo share, comprised of two parts. First, they will receive 0.305 shares of newly issued Univar common stock for each share of Nexeo common stock. Based on Univar’s closing price last Friday, September 14 of $27.40, this equates to $8.36 per share.

The second part of the consideration is they will receive cash of $3.29 per Nexeo share. The cash consideration could potentially be reduced by up to $0.41 per share depending on Univar’s trading price at the closing. Based on Univar’s closing price at September 14, last Friday, the per share consideration mix is 72% stock, 28% cash.

The financial logic and economic underpinning of this transaction is compelling from three perspectives. First, the transaction will immediately be accretive to Univar’s adjusted EPS in the first full year following closing. Second, that accretion to earnings will increase as we capture $100 million in annual run rate operating cost synergies by the end of year three, which equates to $0.43 per share after tax by 2021. Separate and apart from the operating costs, an additional $15 million of annual cap ex savings will begin immediately. Third, our asset-light business model will continue to generate strong free cash flow. We expect to generate over $375 million in annual free cash flow in the first full year post closing.

We have done our homework and we are confident that these projections and expectations are realistic and achievable, and that’s why we believe this transaction is transformational in its ability to create significant shareholder value immediately and over the long term. We have $1.3 billion of committed financing in place, which is more than enough to close the transaction, and we do expect to refinance the pro forma debt of the two companies coincident with closing. Given our robust cash generation, we expect our leverage ratio to be below three times after the first full year post closing and with a path to continued deleveraging.

As for governance of the combined entity, there will be no change. David Jukes will lead the combined company as President and CEO, while Steve Newlin will continue as Executive Chairman.

Turning to Slide 10, let’s take a closer look at the expected synergies. As many of you know, we have indicated in the past that we did not see many synergies between chemicals and plastics distribution. Our view on that has not changed and the synergy numbers we have presented today represent synergies from combining only the chemical and ingredients distribution businesses of the two companies. Our identified $100 million in operating cost synergies will largely come from optimizing our facility’s network and assets, IT, infrastructure and consolidating both companies’ business support functions. The $15 million in annual cap ex savings will come from consolidating maintenance cap ex and leveraging Nexeo’s existing IT investments. We expect one-time costs of $150 million, approximately, to achieve these savings, or about 1.5 times the expected run rate of the operating expense savings. However, we expect to mitigate most of these one-time costs with one-time cash benefits from the sale of surplus real estate and working capital improvements. We expect the one-time cost and one-time benefits to span over approximately three years.

With that financial overview, I’ll turn it back to you, David.

David Jukes:

Thanks, Carl. Turning to Slide 11, the transaction will require approval from both Univar and Nexeo shareholders. Nexeo’s key shareholders, TPG and First Pacific, have agreed to provide their consents to the proposed transaction. The transaction is also subject to regulatory approval and other customary closing conditions. We expect the transaction to close in the first half of 2019.

Importantly, we’ve already put in place a dedicated integration management office. Leaders from both companies will carefully plan the details of the transition and ensure our integration planning work sets a strongest foundation possible for the combined organization. We share common organizational structures and core values, so we expect a smooth integration process.

Turning to Slide 12, Nexeo has built a strong business in plastics distribution, with tremendous momentum, attractive margins and return on capital. Nexeo’s industry-leading plastics business would account for less than 10% of the EBITDA of the combined company in a non-core business. Consistent with our focus on chemical and ingredient distribution, we have retained an outside advisor to evaluate strategic alternatives for this highly successful business, including a potential divestiture. During our strategic review, Nexeo’s highly valued plastics business will continue to be led by Shawn Williams, Executive Vice President of Nexeo Plastics. We expect the plastics business to continue to deliver superior products and technical capabilities to customers and suppliers.

Let me conclude on Slide 13 with the following. Our strategy is working and this transaction will only serve to accelerate our transformation. We have a tremendous opportunity to grow our profitability and size in this highly fragmented chemical distribution market. Our acquisition of Nexeo will allow us to drive sustainable long-term growth and create value for shareholders by leveraging North America’s largest sales force and broadest product offering across the most efficient supply chain to offer customers and supplier partners industry-leading service and market reach.

Our Board and Management Team are incredibly excited about today’s announcement. Combining the best of the best we will build the most valued chemicals and ingredients distributor in the world. We look forward to getting started on the next phase of the Univar growth journey.

Now, with that, we’re happy to take your questions.

Operator:

We’ll now open the line for questions. To ask a question, please press star, one on your telephone keypad.

The first question comes from the line of Bob Koort of Goldman Sachs. Please go ahead; your line is open.

Dylan Campbell:

Good afternoon. This is Dylan Campbell on for Bob. Could you provide a cadence for the synergies and do you expect those to be more frontend loaded or back-end loaded?

Carl Lukach:

Yes. Dylan, it’s Carl. A lot of the synergies relate to hard assets and our footprint so it’ll take us a little more time. There are some that are immediate, of course, but the general ramp up to $100 million by the end of year three is in the ball park of $25 million in the first year, increasing cumulatively to $60 million by the end of the second year and reaching $100 million by the end of the third year.

Dylan Campbell:

Awesome. David, you talked a lot or very extensively about the similar cultures. I was wondering, could you talk a little bit about kind of what overlap do you see of the similar supplier relationships between Nexeo and Univar?

David Jukes:

Well there are some areas that we have similar supplier relationships. There are some end markets that we operate in where we have very dissimilar supplier relationships. Nexeo will bring a number of new suppliers into the fold, which will fit very well alongside the suppliers that we have, and also they are strong with some of the same suppliers that we already have. We see very little in terms of dissynergies on this side. We’re very excited about the combination. It’s a very good strategic fit commercially and with the end markets that we go into. Of course, there’s a large range of products that Univar has that Nexeo doesn’t have to the whole inorganic chemistry range and we’ll make those products now available to Nexeo’s customers so it really enhances their ability and their choice as well.

Dylan Campbell:

Great. Thank you.

Operator:

Your next question comes from the line of Steve Byrne of Bank of America Merrill Lynch. Please go ahead; your line is open.

Ian Bennett:

Thanks. This is Ian Bennett on for Steve. Congratulations to both. Question on the long-term targets that Univar set out last year at the Investor Day. Does this acquisition change the timing or magnitude of those targets?

David Jukes:

I mean, Univar’s on track and our transaction doesn’t change that. Our growth drivers won’t change because our strategy’s not going to change. Obviously, it would be a larger company earning more EBITDA but we’ll have more to say about the longer-term targets in due course. But our strategy remains the same, our approach remains the same, and our strategy is working and we’re on track.

Ian Bennett:

Thanks, and as a follow-up, I believe Nexeo had some components of the capital structure, warrants and founder shares and this type of thing. Can you just kind of elaborate on what happens to each of the capital structure?

Carl Lukach:

Sure. I’m glad you noticed that. We’re laughing because as you know the capital structure of Nexeo is extremely complicated that it consists of basic common shares, founder shares, excess shares, warrants and the usual variety of equity benefit shares like options, restricted stock units, performance stock units and restricted stock. The structure of the transaction that we have presented today addresses all of those equity features and in a complete way and a satisfactory way to all the holders of those investments.

Ian Bennett:

Thank you very much.

Operator:

Your next question comes from the line of Jim Sheehan of SunTrust. Please go ahead; your line is open.

Jim Sheehan:

Thank you. Could you tell us, what were the chemicals only EBITDA margins of the Nexeo business in the last 12 months, and that is the portion of Nexeo that you intend to keep.

Carl Lukach:

Nexeo has not historically disclosed EBITDA margins. They go down to contribution margin and have a different way of reporting their aggregate business support cost and corporate cost. Those numbers are not disclosed. I will say though they do disclose their sales and contribution margin for each of chemicals and plastics, and if you go down a ball park, a good ball park estimate would be that about a third of the consolidated Nexeo EBITDA is coming from plastics.

Jim Sheehan:

Okay. Thank you. Can you comment on how integration of Nexeo will affect your ongoing turnaround efforts in your U.S.A. segment?

David Jukes:

Sure, Jim. As I said on the last call, I mean, our targets don’t change and our strategy remains the same and is working. What we have with Nexeo is a company with a very similar culture and go-to-market approach as we have so we think that integration will be, relatively speaking, easy to do from a cultural perspective. We also think that their investments in their ERP platform allows us to enhance our digital offering and accelerate our transformation. We think this acquisition really it doesn’t change our strategy in any way shape or form. Our strategy remains exactly the same. It’s the same strategy that Steve Newlin set up when he came in and that I’m delivering on now and we are wholeheartedly committed to that strategy. Nexeo fits very well into that strategy and it augments and accelerates our transformation.

David Bradley:

Yes. If I could add too, David. We’re really excited about the operating synergies here.

David Jukes:

Yes.

David Bradley:

I mean, that’s really the core of the story and it dovetails right into the transformation that’s happening in the U.S.A. It’s an accelerator, really, of the plan that we were on.

Jim Sheehan:

Thank you.

Operator:

Your next question comes from the line of Laurence Alexander of Jefferies. Please go ahead; your line is open.

Laurence Alexander:

Good evening. Just a couple of questions. First, on the ERP system at Nexeo, do you have a sense—I mean, do you plan on just applying it in the U.S. or do you want to expand it globally? Do you have a sense for what the total incremental costs you would have to take on to do that might be?

David Jukes:

Well, I think—Laurence, as I said in the—earlier on, the Nexeo ERP infrastructure pretty much mirrors the one we have running EMEA already. We recognize it, we recognize its architecture and we recognize the third party systems, the peripheral systems in terms of pricing, in terms of information management, in terms of talent management that hang around those. We see a very similar architecture to what we already have in Europe. We feel very comfortable with what we’re looking at. Clearly now as we get into due diligence we’re going to take a closer look at the data structures. I don’t think we need to combine the ERPs at this point in time. We will look at how we have—we already have a single CRM system covering the business, a single management information system covering the business so we can get data and extract data already across the business and we’ll have a single MyUnivar system, single e-commerce system across the whole business. I mean, we feel comfortable that we recognize what Nexeo have built and it works very well, it’s a very attractive industry-leading system. We feel very comfortable with that and we think the combination of that and the digital capabilities we built in the U.S. and we built for Univar, for One Univar, will really accelerate that transformation globally.

David Bradley:

If I could add to that one too, David. Besides that, Laurence, I mentioned earlier that the one-time costs that we estimate for the transaction is about $150 million. A good portion of that are the IT integration cost that you asked about. Not all, not half, but a good portion. You could argue that we were on that pathway anyway with our own plans, our own IT plans and whether or not that’s really an incremental cost of the deal or not, it’s common to both pathways. But just to size it and to tell you where it is, it’s in that $150 million that we talked about as the one-time cost, which we expect to largely mitigate with sale of assets.

Laurence Alexander:

Got it. Okay. Then can you just provide some additional color on how you’re doing—or how you think this will play out with the strategy of trying to secure the large accounts, because I know there’s been some discussion of going to regional exclusivity, and are any of the large accounts that either you have or Nexeo has run into any issues because of combining the two businesses?

David Jukes:

On the supply side, we don’t see significant dissynergies there at all, Laurence. We see that to be very complementary. Clearly, we need to talk to Nexeo suppliers, but many of them we know already, many of them we recognize and many of them we share. We have great relationships already with many of the major suppliers of the Nexeo stable and part of the attraction of this is is that great portfolio of products they have which is very complementary to the ones that we have. It improves our market position in markets like personal care and lubricants in home and industrial cleaning, it broadens the offering that we can bring to customers in those spaces, which I think will be very attractive both to the customers and to suppliers.

Laurence Alexander:

Okay. Then I guess just lastly, when you think of the footprint and if you characterize your business in terms of spectrum from dense to less dense and then Nexeo’s fit with that, do you materially change the mix of business in terms of geographic concentration in favor of more dense, or is that sort of more of a longer-term effort and you’re going to still need a lot of bolt-ons to get there?

David Jukes:

Well, I think that comes into the look at the synergies and the footprint that we have. There’s quite a bit of work to be done on that and the integration team have already done some of their preplanning, which leads us into the synergy numbers of $100 million, which we feel very comfortable with. But clearly we have to get into the detail with the Nexeo team and the Univar team working together, looking at what is the best of the best and seeing what assets we can really then choose to leverage and leverage really hard.

Laurence Alexander:

Got it. Okay, thank you.

Operator:

To ask a question, please press star, one on your telephone keypad.

The next question comes from the line of Kevin McCarthy of Vertical Research. Please go ahead; your line is open.

Kevin McCarthy:

Yes, good evening. It looks as though the plastics portion of Nexeo is roughly half of sales and one third of EBITDA. In that context, David, could you speak to both the opportunities and the risks associated with separating that business, as well as your belief that there aren’t meaningful synergies between plastics and chemicals? Finally, what are really the decision drivers, other than valuation or price, to a prospective buyer, what are sort of the levers that would drive your decision as to whether or not to divest or keep that business?

David Jukes:

Let me address the last piece first. I mean, we are going to have the comprehensive review, the strategy review to look at the alternatives there. But really, we don’t have a plastics business—we haven’t been in plastics. We haven’t been in plastics because we’ve chosen not to be in plastics. If I look at the Nexeo business, there’s something like, I don’t know, 1%, 2% of overlap between the customers for plastics and chemicals. They are separate businesses, they’re separate go-to-market strategies, they look a little similar, but they’re different.

Our focus is really to be the most valued chemical and ingredient distributor in the world, and we want to focus on that rather than trying to spread our bets across everything. The question really is, are we the right home for this fantastic plastics business which has lots and lots of opportunities, because it’d be a dreadful shame if it was just that for us as a non-core business and missed out on the opportunities which are there for us. It’d be less than 10% of the combined EBITDA of the two entities. Really, we look at whether we’re the right home, whether we can offer it the runway that it needs, the support it needs, the financing it needs to fulfill its outstanding potential, and whether that wouldn’t be better in someone else’s hands. But our focus really is, we want to be absolutely laser-focused on being the most valued building, the most valued chemical and ingredient distributor on the planet, and if you focus on something you tend to do it best than if you spread your bets to—or I do, anyway.

David Bradley:

Kevin, I’ll just add to that. Maybe it’s not apparent to you, but in terms of building than separate, certain facts really do help the separation. In our due diligence, look, I mean, for one, the assets of chemicals versus the assets of plastics are, for the most part, single purpose dedicated to each one of those lines of businesses; it’s not comingled. There are very few but the general rule is they’re separable. Secondly, if you look at the global footprint of Nexeo, the vast majority of the non-U.S. business of Nexeo is outside the U.S. in plastics. The chemicals business is very much a North American business.

Kevin McCarthy:

That’s helpful color. Then as a follow-up, Carl, I recognize the deal’s not expected to close until the first half of ‘19, but that said, can you give us a rough idea of what we could be looking at in terms of interest rates? It sounds like you intend to refinance here and you’ve got a cash portion of the deal as well, so what sort of rates might we be looking at if this were to close hypothetically soon?

Carl Lukach:

Well, without coming out as the best interest rate forecaster, I mean, if you use the average of the top tier banks’ forecasts and apply that to the pro forma debt that we’d be refinancing, that’s the approach we took to our estimates of accretion. Without giving you an interest rate number, we’re very excited, Kevin, that we can complete this transaction without increasing our leverage. We can pick up this much consolidation in such a highly fragmented market in one transaction without increasing our leverage and continue uninterrupted and even accelerate our deleveraging pathway.

Kevin McCarthy:

Okay. Thank you very much.

Operator:

Your next question comes from the line of Duffy Fischer of Barclays. Please go ahead; your line is open.

Duffy Fischer:

Yes, good afternoon. First question is just around the synergies. Just to be clear, the $100 million includes no sales synergies, as I understand it. If that’s true, what is the sales synergy opportunity here?

Carl Lukach:

You are largely correct there.

David Jukes:

Yes.

Carl Lukach:

Duffy, that’s correct.

David Jukes:

It doesn’t include any sales synergy. We don’t expect to lose any sales people. We have a tremendous opportunity to grow in a highly fragmented marketplace and we want to use that, almost a thousand sellers, to help us grow in this fragmented marketplace. The $100 million really is about cost-out synergies and they don’t include sales people. We don’t intend to lose sales people. We’ve got a great opportunity, great opportunity to grow in this marketplace. The combined companies will still be relatively small in a very, very fragmented marketplace. There are tremendous opportunities still.

Duffy Fischer:

I guess that would be part B, the question, what are the revenue synergies as you see it? I mean, getting different sales people that now you can give them an additional book of products to sell, is there an immediate kind of year one revenue synergy?

David Jukes:

I mean, we haven’t included that in our numbers, we haven’t looked at in our numbers. Our first priority is to land the synergies, to integrate the organizations, to make sure customers and suppliers continue to be delivered value and to, in my parlance, stick the landing, and that’s what we’re really focused on. I think as we get through the due diligence and we’ll look at what sales synergies there are but we are opening up—we will have a broader, more comprehensive, more compelling product offering for our suppliers, we’ll have more reach—sorry, for our customers, we’ll have more reach for our suppliers. Our digital investments will enable us to be easier to buy from and we will have people able to prospect on more customers, be able to go sell high, wide and deep in the marketplace and we’d expect this to be—augment our growth plans. This is all about, yes, capture the synergies and there’s great attraction to do that, but this is about growth, this is all about growth.

Duffy Fischer:

Okay. Then just the last one, the $375 million of free cash flow in year one, is that all earmarked for debt paydown or, if not, what else would that be used for?

Carl Lukach:

Excluding the one-time costs and the one-time gains from selling assets, as David said, our strategy remains intact and so does our capital deployment plan. We’ve got capital investments teed up in the digital area that we’ll want to invest in. We’ve got debt reduction that’s a natural outflow. This integration work will be an exciting workstream for us so I don’t think we’ll be doing a lot of other acquisitions in the short-term. Those would be the two capital deployment areas, the digital maintenance capital in the fixed asset base and integrating these two companies.

Duffy Fischer:

Great. Thank you, guys.

Operator:

Thank you for your participation in today’s presentation. This concludes today’s conference call. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar intends to file a registration statement on Form S-4, which will contain a prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.